RocketFuel Blockchain, Inc.

201 Spear Street, Suite 1100
San Francisco, CA 94105
(424) 256-8560 ● (310) 388-0582 (fax)

April 8, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	RocketFuel Blockchain, Inc.
Registration Statement on Form S-1
File No. 333-254879
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, RocketFuel Blockchain, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-254879), as amended (the “Registration Statement”), so that it may become effective at 9:00 a.m. Eastern Time on Monday, April 12, or as soon as practicable thereafter.

We respectfully request that we be notified of such effectiveness by a telephone call to me at (424) 256-8560.

Sincerely,

RocketFuel Blockchain, Inc.

/s/ Bennett J. Yankowitz
Bennett J. Yankowitz
Chief Financial Officer